Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0-10967)

Set forth below are Q&As first used on July23, 2014 that were prepared for First Midwest Bank employees in connection with the proposed merger between First Midwest Bancorp, Inc. and Great Lakes Financial Resources, Inc.

Great Lakes Bank

Questions & Answers

July 23, 2014

We are looking forward to working with you as we start the integration process of Great Lakes and First Midwest Bank.  We are committed to communicating with you regularly and providing support to you during this transition.

This document is intended to answer some immediate questions you may have.

What is the effective date of the sale?

The effective date of the sale is dependent on regulatory approval; however, we anticipate the closing to be in November, 2014.

How do I know if I will be offered a position with First Midwest Bank?

Retail and Commercial:  We will begin scheduling interviews for commercial and retail sales staff this week. Interviews will take place from July 28 - August 15.  We will work in conjunction with Great Lakes management to communicate staffing decisions to you no later than August 22.

Operations:  We are currently evaluating the staffing needs in the Operations functions due to FMB’s continued growth.  Positions in Operations will be integrated within FMB’s current Operations Centers located in Joliet, Itasca and Gurnee.

What if I do not receive an offer of employment from First Midwest?

If we do not have an offer of employment for a specific position for you, we will provide a letter which will include details about your eligibility for your severance payment.

Severance Payment: A severance payment will be available to those individuals whose position will be eliminated or who do not receive an offer of employment for a comparable job* with First Midwest in connection with the merger.  The amount of severance payment will be calculated based on your years of service and base salary at Great Lakes and will be payable following the closing of the merger upon the completion of the systems conversion and is contingent upon active employment in good standing at the time of conversion.  If you are offered a comparable job,* but choose not to accept the offer, a severance payment will not be available to you.

Retention Incentive:  In addition, we recognize that one component of the successful integration of Great Lakes and First Midwest is the continued focus on your clients.  We will award a retention incentive to those individuals whose position will be eliminated or who do not receive an offer of employment for a comparable job* with First Midwest in connection with the merger.

The retention incentive will be calculated as a percentage of base salary and will be contingent upon active employment in good standing at the time of conversion.  The retention incentive will be paid following the closing of the merger upon completion of the conversion.

Opportunities at First Midwest: First Midwest is growing and has approximately 90 open positions at any given time. The open positions provide career and professional growth opportunities for those employees who are qualified and interested.   A list of openings will be available through the First Midwest website at: http://firstmidwest.com/workforus.aspx. We encourage you to review these opportunities and to respond to the postings.  Please be aware that you will be provided preference for company-wide job postings throughout the conversion process.

Who can I go to if I have questions?

If you have questions or concerns, please reach out to Gaines Wilson. We will partner with Gaines to respond to your concerns and to communicate the next steps in this transition.

*Comparable job is one that is similar in scope of responsibility, salary/wage and located within a 25 mile radius of the current job location.

Forward-Looking Statements

This communication may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” and words of similar expression, as well as other statements that are not historical facts but instead indicate future results or events, such as, but not limited to, the expected effective date of the proposed merger of First Midwest and Great Lakes and the possible severance and retention payments.  Forward-looking statements are, by their nature, inherently uncertain, subject to certain assumptions and risks and outside of First Midwest’s control.  It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements.  Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite regulatory approvals and Great Lakes stockholder approvals for the proposed transaction might not be obtained; the failure to close or a delay in closing the proposed transaction for other reasons; credit and interest rate risks associated with First Midwest’s and Great Lakes’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction; new regulatory or legal requirements or obligations; and other risks and important factors that could affect First Midwest’s future results identified in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (“SEC”).  Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect events or conditions after the date hereof.

Important Additional Information

The information contained in this communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  First Midwest will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction.  The registration statement will include a proxy statement of Great Lakes, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of Great Lakes.  Stockholders are advised to read the proxy statement and prospectus when it becomes available because it will contain important information about First Midwest, Great Lakes and the proposed transaction.  When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.”  Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

First Midwest, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with proposed transaction under the rules of the SEC.  Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and prospectus regarding the proposed transaction when it becomes available.  Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014.  This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.